UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended March 31, 2002

Ritchie Bros. Auctioneers Incorporated

6500 River Road

Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F    Form 40-F  X

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes    No  X

PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

      The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2001, a copy of which has been filed with the Securities and Exchange Commission. Except as disclosed in note 2, these policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Income

(Expressed in thousands of United States Dollars except per share amounts)
(unaudited)

	Three months ended
	March 31,

	2002	2001

Auction revenues	$29,317	$25,445

Direct expenses	3,909	3,878

	25,408	21,567

Expenses:

Depreciation and amortization	1,951	2,067

General and administrative	16,022	14,580

	17,973	16,647

Income from operations	7,435	4,920

Other income (expenses):

Interest expense	(935)	(954)

Other	12	397

	(923)	(557)

Income before income taxes	6,512	4,363

Income taxes:

Current	617	1,091

Future	532	210

	1,149	1,301

Net income	$5,363	$3,062

Net income per share

Basic	$0.32	$0.18

Diluted	$0.32	$0.18

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States Dollars)

	March 31	December 31
	2002	2001

	(unaudited)

Assets

Current assets:

Cash and cash equivalents	$121,025	$49,533

Accounts receivable	61,874	12,375

Inventory	5,568	2,940

Advances against auction contracts	3,447	87

Prepaid expenses and deposits	1,075	1,327

Income taxes recoverable	1,320	1,410

Capital assets available for sale	3,269	3,269

	197,578	70,941

Capital assets (note 3)	173,625	167,650

Funds committed for debt payment (note 4)	11,607	7,893

Goodwill (note 2)	28,466	28,466

Future income taxes	61	593

	$411,337	$275,543

Liabilities and Equity

Current liabilities:

Auction proceeds payable	$141,209	$11,807

Accounts payable and accrued liabilities	22,924	23,274

Short-term debt	4,259	5,314

Current bank term loans (note 4)	8,715	7,998

	177,107	48,393

Bank term loans (note 4)	63,125	61,217

	240,232	109,610

Shareholders’ equity

Share capital (note 5)	69,135	69,134

Additional paid-in capital	4,332	4,332

Retained earnings	106,674	101,311

Foreign currency translation adjustment	(9,036)	(8,844)

	171,105	165,933

	$411,337	$275,543

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statement of Shareholders’ Equity

(Expressed in thousands of United States Dollars)
(unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-in	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2000	$69,132	$4,332	$81,257	$(5,957)	$148,764

Net income	—	—	3,062	—	3,062

Foreign currency translation adjustment	—	—	—	(2,752)	(2,752)

Balance, March 31, 2001	69,132	4,332	84,319	(8,709)	149,074

Net proceeds on stock options exercised	1	—	—	—	1

Net income	—	—	6,351	—	6,351

Foreign currency translation adjustment	—	—	—	760	760

Balance, June 30, 2001	69,133	4,332	90,670	(7,949)	156,186

Net proceeds on stock options exercised	1	—	—	—	1

Net loss	—	—	(955)	—	(955)

Foreign currency translation adjustment	—	—	—	(621)	(621)

Balance, September 30, 2001	69,134	4,332	89,715	(8,570)	154,611

Net income	—	—	11,596	—	11,596

Foreign currency translation adjustment	—	—	—	(274)	(274)

Balance, December 31, 2001	69,134	4,332	101,311	(8,844)	165,933

Net proceeds on stock options exercised	1	—	—	—	1

Net income	—	—	5,363	—	5,363

Foreign currency translation adjustment	—	—	—	(192)	(192)

Balance, March 31, 2002	$69,135	$4,332	$106,674	$(9,036)	$171,105

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States Dollars)
(unaudited)

	Three months ended
	March 31,

	2002	2001

Cash provided by (used in)

Operating Activities:

Net income	$5,363	$3,062
Items not involving the use of cash

Depreciation	1,951	1,655

Amortization of goodwill	—	412

Future income taxes	532	237

Net (gain)/loss on disposition of capital assets	160	(46)

Changes in non-cash working capital:

Accounts receivable	(49,499)	(35,963)

Inventory	(2,628)	4,984

Advances against auction contracts	(3,360)	(3,203)

Prepaid expenses and deposits	252	283

Auction proceeds payable	129,402	95,464

Accounts payable and accrued liabilities	(350)	(13,068)

Income taxes recoverable	90	188

Other	(73)	(103)

	81,840	53,902

Financing Activities:

Issuance of share capital	1	—

Bank term loans	5,000	5,000

Repayment of bank term loans	(2,337)	(2,341)

Short-term debt	(1,055)	(1,641)

Funds committed for debt repayment	(3,714)	(3,714)

	(2,105)	(2,696)

Investing Activities:

Capital asset additions	(8,243)	(5,674)

Increase in cash and cash equivalents	71,492	45,532

Cash and cash equivalents, beginning of period	49,533	63,435

Cash and cash equivalents, end of period	$121,025	$108,967

Supplemental disclosure of cash flow information

Interest paid	$1,268	$1,344

Income taxes paid	$527	$876

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States Dollars)
March 31, 2002
(Information as at March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001 is unaudited)

1.   Significant accounting policies:

(a) Basis of presentation:

      These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”).

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, except as disclosed in note 2, are based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. There are no material differences between generally accepted accounting principles (“GAAP”) in Canada and in the United States. These interim consolidated financial statements should be read in conjunction with the December 31, 2001 audited consolidated financial statements.

(b) Goodwill:

      Goodwill represents non-identifiable intangible assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

(c) Stock-based compensation:

      The Company has a stock option plan. Option grants issued under this plan are accounted for using the intrinsic value method. Any consideration paid by employees on exercise of stock options is credited to share capital. Additionally, the Company provides financial statement note disclosure of the pro forma effect of accounting for stock option grants using the fair value accounting method.

(d) Comparative figures:

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.   Change in accounting policies:

(a) Goodwill:

      Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new handbook section 3062 regarding goodwill. Under section 3062, goodwill is not amortized but is tested for impairment at least annually. Section 3062 requires the assignment of all assets, including goodwill, and liabilities to reporting units and assessments for impairment to be made at the reporting unit level. The Company currently considers itself to have a single reporting unit. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against income.

      As of January 1, 2002, the Company had goodwill in the amount of $28,466,000 which is no longer being amortized. This change in accounting policy resulted in a reduction of amortization expense related to goodwill of $412,000 ($251,000 net of taxes) for the three months ended March 31, 2002 from that which would have been reported under the Company’s previous accounting policy. In accordance with the requirements of section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated to reflect this change.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
March 31, 2002
(Information as at March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001 is unaudited)

      Had the Company adopted this change in accounting policy retroactively, the effect on the prior year would have been as indicated below.

	Three months ended
	March 31,

	2002	2001

Net income as reported	$5,363	$3,062

Goodwill amortized in period, net of taxes	—	251

Adjusted net income	$5,363	$3,313

Net income per share as reported	$0.32	$0.18

Adjusted net income per share	$0.32	$0.20

(b) Stock-based compensation:

      Effective January 1, 2002, the Company adopted the CICA new handbook section 3870 regarding stock-based compensation and other stock-based payments. The new standard is applied prospectively to all stock-based compensation issued on or after January 1, 2002. The Company uses the intrinsic value method to account for stock-based employee compensation awards; however, under section 3870, the Company is required to disclose the pro forma effect of accounting for these awards under the fair value method.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
March 31, 2002
(Information as at March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001 is unaudited)

3.   Capital assets

      Capital assets at March 31, 2002 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Buildings	$77,618	$7,874	$69,744

Land and improvements	68,969	2,113	66,856

Land and buildings under development	21,952	—	21,952

Automotive equipment	8,573	3,215	5,358

Yard equipment	5,169	2,433	2,736

Office equipment	4,325	2,065	2,260

Computer equipment	2,484	1,118	1,366

Computer software	4,044	1,419	2,625

Leasehold improvements	1,092	364	728

	$194,226	$20,601	$173,625

      Capital assets at December 31, 2001 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Buildings	$70,731	$7,154	$63,577

Land and improvements	66,551	2,040	64,511

Land and buildings under development	25,607	—	25,607

Automotive equipment	8,366	3,095	5,271

Yard equipment	4,803	2,293	2,510

Office equipment	4,135	1,970	2,165

Computer equipment	3,325	1,845	1,480

Computer software	3,182	1,334	1,848

Leasehold improvements	1,008	327	681

	$187,708	$20,058	$167,650

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
March 31, 2002
(Information as at March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001 is unaudited)

4.   Bank Term Loans

	March 31,	December 31,
	2002	2001

Term loan, unsecured, of $25 million bearing interest at 7.21% and $10 million bearing interest at 7.10%, due in minimum annual instalments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), with the final payment occurring in 2004	$29,750	$31,500

Term loan, unsecured, of CAD 10 million bearing interest at 7.195%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	6,275	6,278

Term loan, unsecured, of CAD 5 million bearing interest at 6.355%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	3,138	3,139

Term loan, unsecured, of $5 million bearing interest at 7.81%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,500	4,750

Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,750	4,750

Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2005	4,500	4,750

Term loan, unsecured, of $5 million bearing interest at 7.35%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	4,750	4,750

Term loan, unsecured, of $5 million bearing interest at 7.0%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	4,750	4,750

Term loan, unsecured, of $5 million bearing interest at 6.15%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	5,000	—

Term loan of AUD 2.7 million, secured by deeds of trust on specific property, with AUD 1.7 million bearing interest at 6.5% and AUD 1 million bearing interest at the Australian prime rate, due in quarterly instalments of AUD 75,000, including interest, with final payment occurring in 2010	1,067	1,062

Term loan of EUR 4.5 million, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 7/8%, due in quarterly instalments of EUR 56,723 including interest, with the final payment occurring in 2013	3,360	3,486

	71,840	69,215

Current portion	8,715	7,998

	$63,125	$61,217

Funds committed for debt payment	11,607	7,893

	$51,518	$53,324

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
March 31, 2002
(Information as at March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001 is unaudited)

5.	Share capital:

(a)	Shares issued

Issued and outstanding, December 31, 2001	16,767,230

For cash, pursuant to stock options exercised	12,868

Issued and outstanding, March 31, 2002	16,780,098

(b)	Options

	Number of
	Options	Exercise Price

Outstanding, December 31, 2001	376,719	$0.10 - 38.625

Granted	93,200	26.10

Exercised	(12,868)	0.10

Outstanding, March 31, 2002	457,051	$0.10 - 38.625

      The options outstanding at March 31, 2002 expire on dates ranging to February 11, 2012.

(c)	Net income per share

	Income	Shares	Per share
	(numerator)	(denominator)	amount

Basic net income per share	$5,363,000	16,771,866	$0.32
Effect of dilutive securities

Share options	—	102,076	—

Diluted net income per share	$5,363,000	16,873,942	$0.32

      As at March 31, 2002, the Company had 26,000 stock options outstanding with exercise prices ranging from $26.88 to $38.63. These options were not included in the computation of diluted net income per share because the options’ exercise price was greater than the average market price of the Company’s shares for the three months then ended.

(d)	Stock based compensation plan

      The Company uses the intrinsic value method to account for stock-based employee compensation awards. This method did not result in any compensation expense for the period. Had compensation expense for option grants made under the Company’s stock option plan since December 31, 2001 been recorded in accordance with the fair value method at the applicable grant dates, the Company’s net income would have been reduced as indicated by the pro forma amounts below.

	Three months ended
	March 31, 2002

		Per share
	Income	amount

As reported	$5,363	$0.32

Pro forma	$5,210	$0.31

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
March 31, 2002
(Information as at March 31, 2002 and for the three-month periods ended March 31, 2002 and 2001 is unaudited)

      The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%; dividend yield of 0%; expected lives of 5 years; and volatility of 27%. The weighted average grant date fair value of options granted in the three months ended March 31, 2002 was $8.74 per option. The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

6.	Other:

          Consolidated statements of comprehensive net income

	Three months ended
	March 31,

	2002	2001

Net income in accordance with Canadian and United States GAAP	$5,363	$3,062
Other comprehensive income adjustments

Foreign currency translation	(192)	(2,752)

Comprehensive income in accordance with United States GAAP	$5,171	$310

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.” or the “Company”) for the three months ended March 31, 2002 compared to the three months ended March 31, 2001. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company’s Annual Report and Report on Form 40-F for the year ended December 31, 2001. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. There are no material measurement differences between generally accepted accounting principles in Canada and in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

      Ritchie Bros. is the world’s leading auctioneer of industrial equipment. At March 31, 2002, the Company operated from over 90 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

      Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission contracts and contracts pursuant to which the company guarantees gross proceeds, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under contracts involving guarantees of gross proceeds, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company’s commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on contracts involving guarantees of gross proceeds and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business. Beginning in 2002, auction revenues include a fee equal to 10% of the auction selling price on all lots sold for $2,500 or less (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction).

      The Company’s gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company’s gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company’s established markets where the number, size and frequency of the Company’s auctions are more consistent. Finally, economies of scale are achieved as the Company’s operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company’s auctions increases.

      The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company’s business, financial condition or results of operations to date. However, the extent of any future impact on the Company’s business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

      Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company’s operations.

      During the first three months of 2002, the Company launched rbauctionBid-Live. This service enhances Ritchie Bros. live auctions by allowing qualified bidders to participate over the internet in auctions they would otherwise have been unable to attend. The Company also opened a new permanent auction site in Phoenix, Arizona, replacing an existing auction facility.

Results of Operations

Auction Revenues

      Auction revenues of $29.3 million for the three months ended March 31, 2002 increased by $3.9 million, or 15.2%, from the comparable period in 2001 due primarily to a higher average auction revenue rate. Gross auction sales of $293.2 million for the three months ended March 31, 2002 were essentially unchanged from the comparable period in the prior year. Results for 2002 included significant auctions in Ocala, Florida; Fort Worth, Texas; and in the Port of Moerdijk, the Netherlands. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. With the introduction of the fee described in the following paragraph, the Company is expecting its average auction revenue rate to increase from approximately 8.80% to approximately 9.10%. In the first quarter of 2002 the auction revenue rate of 10.00% was higher than the expected long-term average and higher than the 8.78% rate experienced in the comparable period of 2001.

      Beginning in 2002, auction revenues include a fee payable by the buyer, equal to 10% of the auction selling price on all lots sold for $2,500 or less (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction). The impact of this fee on auction revenues and the Company’s auction revenue rate in any future period will depend on the quantity and the value of lots sold during that period. The Company believes that the impact of this fee on auction revenues in future periods will be an increase of approximately 0.3% of gross auction sales, depending on the quantity and value of lots sold in such periods. Management does not anticipate any other changes to its long-term average auction revenue rate in 2002.

Direct Expenses

      Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $3.9 million for the three months ended March 31, 2002 were essentially unchanged compared to the three months ended March 31, 2001. As a percentage of gross auction sales, direct expenses were 1.33% for the three months ending March 31, 2002, marginally lower than the 1.34% experienced in the first three months of 2001. Direct expenses as a percentage of gross auction sales are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.45% over the course of a full year.

Depreciation

      Depreciation is calculated on capital assets employed in the Company’s business, including building and site improvements, automobiles, yard equipment, and computers. In the three-month period ended March 31, 2002, depreciation expense was $2.0 million, compared to $2.1 million (including $0.4 million for amortization of goodwill) in the comparable 2001 period. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed. Effective January 1, 2002, the amortization of goodwill ceased (see “Recent Accounting Pronouncements” below).

General and Administrative Expense

      General and administrative expense (“G&A”) includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the three months ended March 31, 2002, the Company incurred G&A of $16.0 million, as compared to $14.6 million for the comparable three-month period in 2001. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, and costs associated with the operation of new permanent auction sites. In addition, bonus accruals in the first quarter of 2002 were higher than in the comparable 2001 period. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company’s growth plans and other factors.

Income from Operations

      Income from operations was $7.4 million in the three months ended March 31, 2002 compared to $4.9 million in 2001. The increase is primarily the result of increased auction revenues in the first quarter of 2002 partially offset by increased expenses.

Interest Expense

      Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the three months ended March 31, 2002 of $1.0 million is essentially unchanged from the comparable period in the prior year. During the quarter, the Company capitalized $0.4 million (2001 — $0.4) of interest related to properties under development during the period. Management anticipates that interest expense may increase further if additional debt is incurred to finance the development of permanent auction sites and as permanent auction sites are put in use and capitalization of interest ceases. See “— Overview” and “Liquidity and Capital Resources.”

Other Income

      Other income arises primarily from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the three months ended March 31, 2002 was negligible compared to $0.4 million in the comparable 2001 period. The decrease is partially attributable to a write down of outdated computer equipment.

Income Taxes

      Income taxes of $1.1 million for the three months ended March 31, 2002 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 17.6% is lower than the 29.8% rate the Company experienced in the comparable 2001 period due to the tax rates in the different jurisdictions within which the Company operates and earns its income.

Impact of Recently Issued Accounting Standards

      The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have issued new standards related to the accounting for goodwill. The new standards indicate that reporting entities with previously recorded goodwill will cease amortizing goodwill commencing January 1, 2002. Instead, the carrying value of goodwill will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in steps. In the first step, the net book value of each reporting unit is compared with its fair value. Because Ritchie Bros. operates as a single reporting unit, and because that reporting unit is a public company, the Company is able to refer to the stock market for a third party assessment of its fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered to be not impaired and subsequent steps of the impairment test are unnecessary. The Company intends to perform a goodwill impairment test each year on September 30.

      In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870 establishing standards for the recognition, measurement and disclosure of stock-based compensation to employees and non-employees. The Company will apply the intrinsic value method of accounting for stock-based compensation, consistent with the principles it applies under United States accounting principles. Section 3870 requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share. This information is provided in note 5 to the interim consolidated financial statements.

      The Company has adopted Section 3870 for its fiscal year beginning January 1, 2002. The adoption of this standard has not had a material impact on the Company’s financial condition or results of operations as, to date, stock based compensation has been granted with exercise prices based on the market price at the date of grant.

Liquidity and Capital Resources

      The Company’s cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company’s liquidity is working capital, including cash.

      At March 31, 2002, working capital including cash was $20.5 million, which is within the Company’s current target for working capital, compared to $22.5 million at December 31, 2001.

      Net capital expenditures by the Company during the three months ended March 31, 2002 were $8.2 million as compared to $5.7 million for the three months ended March 31, 2001. In the 2002 period, the Company continued to incur site development costs in the United States and Canada. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States.

      The Company has established credit facilities with financial institutions in the United States, Canada, Europe and Australia. The Company presently has access to credit lines for operations of approximately $96.6 million and to credit lines for funding property acquisitions of approximately $95.4 million. At March 31, 2002, bank debt relating to operations totaled $4.3 million, and bank debt related to property acquisitions and a business acquisition totaled $71.8 million, leaving net credit lines of $92.4 million available for operations and $23.6 million available for property acquisitions. See “— Overview”.

Forward-Looking Statements

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, Internet initiatives and the financing available to the Company. Words such as “expects”, “intends”, “plans”, “believes”, “estimates”, “anticipates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company’s actual results and could cause such results to differ materially from those expressed in the Company’s forward-looking statements: the Company’s ability to source equipment for its auctions; the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; the quantity and value of goods sold; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company’s periodic filings with the United States Securities and Exchange Commission including its annual return for 2001 filed on Form 40-F on April 23, 2002. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

Number	Description

*3.1	Articles of Amalgamation, as amended
*3.2	By-laws
*4.1	Form of common share certificate
4.2	Description of capital shares contained in the Articles of Amalgamation (see Exhibit 3.1)
4.3	Description of rights of securityholders contained in the By-laws (see Exhibit 3.2)
*10.1	1997 Stock Option Plan, as amended
*10.2	Form of Indemnity Agreement for directors and officers
**10.3	Asset Purchase Agreement dated as of February 19, 1999 among Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and certain other parties
**10.4	Loan Agreement dated as of March 26, 1999 between Ritchie Bros. U.S. Finance Limited Partnership (Delaware), Ritchie Bros. Auctioneers Incorporated and U.S. Bank National Association.

*	Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

**	Incorporated by reference to the same exhibit number from the Report of Foreign Issuer on Form 6-K filed on May 14, 1999 (File No. 001-13425).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date May 10, 2002	By /s/ ROBERT S. ARMSTRONG Robert S. Armstrong, Corporate Secretary